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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 68003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stout Causey Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 Ridgebrook Road
(No. and Street)

Sparks (City) Maryland (State) 21152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Helmrath, President 410-785-8049
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Elliott Kearns & Company, LLC
(Name – *if individual, state last, first, middle name*)

480 North Potomac Street (Address) Hagerstown (City) Maryland (State) 21740 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


12060684

KW 4/5

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 4/5

OATH OR AFFIRMATION

I, Christopher Helmrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stout Causey Capital Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Christopher Helmrath, President

Title

exp 4/30/2013

Notary Public 129644

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068003 FINRA DEC
STOUT CAUSEY CAPITAL CORPORATION 15*15
910 RIDGEBROOK RD
SPARKS MD 21152-9390

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3805

B. Less payment made with SIPC-6 filed (exclude interest) (1,175)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,630

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,630

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,630

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stout, Causey Capital Corporation
(Name of Corporation, Partnership or other organization)

Diana C Hopper
(Authorized Signature)

CFO
(Title)

Dated the 28th day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,003,032

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

see attached 480,862

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 480,862

2d. SIPC Net Operating Revenues $ 1,522,170

2e. General Assessment @ .0025 $ 3,805

(to page 1, line 2.A.)

Stout Causey Capital Corporation
Analysis of Deduction on SIPC-7
For the Year Ending 12/31/2011

Engagement #	Internal Client Name	12 months Ended 12/31/2011 Revenue	Description
MED000.74	Medici	$ 153,141	Not related directly or indirectly to securities
TER001.73	Terra	40,000	Not related directly or indirectly to securities
EMG110.74	EMG Corporation	39,660	Not related directly or indirectly to securities
TRE001.73	Treatment	35,000	Not related directly or indirectly to securities
KIN000.74	Kinetic	33,750	Not related directly or indirectly to securities
CYB000.74	Cyber	33,425	Not related directly or indirectly to securities
CON001.74	Content	29,200	Not related directly or indirectly to securities
PHY000.74	Physics	20,076	Not related directly or indirectly to securities
ADC234.74	Adcor Industries	18,304	Not related directly or indirectly to securities
MAR116.74	Marzik, Inc.	11,059	Not related directly or indirectly to securities
PMI000.74	Performance Mgmnt Institute	10,800	Not related directly or indirectly to securities
PLA106.74	Planned Systems Int'l	10,000	Not related directly or indirectly to securities
PRE920.74	Precision Products Group	8,255	Not related directly or indirectly to securities
ACT600.74	Active Minerals, Intl	7,200	Not related directly or indirectly to securities
Other Small Projects	Less than $7,000 each	30,992	Not related directly or indirectly to securities
Non-Deal Revenue		$ 480,862	
Deal Revenue:			
PROT00.73	Protection	753,943	
REL000.73	Reliance	405,589	
JIG000.74	Jigsaw	255,573	
PPI000.74	PPI	64,565	
SEA000.73	Search	30,000	
FOR000.73	Foresight	$ 12,500	
Total Deal Revenue subject to SIPC Fee of .0025		1,522,171	
Total Revenue per Capital P&L		$ 2,003,032	

STOUT CAUSEY CAPITAL CORPORATION

Financial Statements
Together with Independent Auditor's Report

For the Year Ended December 31, 2011

CONTENTS


SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Board of Directors of
Stout Causey Capital Corporation

We have audited the accompanying statement of financial condition of Stout Causey Capital Corporation (a Maryland corporation) (the Company) as of December 31, 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stout Causey Capital Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith Elliott Kearns & Company, LLC

February 27, 2012
Hagerstown, Maryland

Stout Causey Capital Corporation

Statement of Financial Condition
As of December 31, 2011

Assets		
Cash and cash equivalents	$	425,393
Accounts receivable, net of allowance of $49,970		159,510
Due from Affiliate		305,555
Total Assets	$	890,458
Liabilities and Stockholder's Equity		
Stockholder's Equity		
Common stock, par value $1.00, 100,000 shares authorized, 8,650 shares issued and outstanding	$	8,650
Paid in capital		1,076,437
Accumulated deficit		(194,629)
Total Stockholder's Equity		890,458
Total Liabilities and Stockholder's Equity	$	890,458

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Operations
For the Year Ended December 31, 2011

Fee Income	$	2,003,032
Expenses		
Salaries and payroll taxes	$	993,751
Other employee expenses		32,125
Other operating expenses		441,075
Total Expenses	$	1,466,951
Net Income	$	536,081

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2011

	Common Stock	Paid In Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balance at December 31, 2010	$ 8,650	$ 1,076,437	$ (730,710)	$ 354,377
Net Income	-	-	536,081	536,081
Balance at December 31, 2011	$ 8,650	$ 1,076,437	$ (194,629)	$ 890,458

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Cash Flows
For the Year Ended December 31, 2011

Cash Flows From Operating Activities		
Net Income	$	536,081
Adjustment to reconcile net income to net cash and cash equivalents used in operating activities		
Changes in assets and liabilities:		
Accounts receivable		56,375
Due from employee		36,000
Due from Affiliate, net		(450,202)
Accrued pension		(12,366)
Net Cash Provided by Operating Activities	$	165,888
Cash and Cash Equivalents, beginning of year		259,505
Cash and Cash Equivalents, end of year	$	425,393

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stout Causey Capital Corporation (the Company) was incorporated in the State of Maryland and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SC&H Group, Inc. (the Parent).

Revenue Recognition

The Company provides consulting services related to mergers and acquisitions and business performance enhancement to organizations. The Company works on both a contingent fee and hourly fee basis. For contingent fee services, revenue is recognized upon settlement of a transaction. Hourly fees are billed on a monthly basis and revenue is recognized upon issuance of an invoice.

Cash and Credit Risk

The Company defines cash equivalents as cash held in checking accounts.

Cash held in banks may at times be in excess of the Federal Deposit Insurance Corporation insurance limit and management considers those circumstances to be a normal business risk.

Accounts Receivable

Accounts receivable represents hourly fees earned on activities that occurred prior to and paid after December 31, 2011.

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Receivables are generally due thirty days after they are billed. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts which are considered not collectable are written off as bad debts. Based on management's review, an allowance for doubtful accounts of $49,970 has been recorded as of December 31, 2011.

Income Taxes

The Company is a Qualified Sub-Chapter S-Corporation of SC&H Group, Inc., thus income is passed through to the Parent. The Parent is an S-Corporation for Federal and State income tax purposes. In lieu of corporation income taxes, the stockholders of the S-Corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for Federal or State income taxes has been provided in these financial statements.

1. **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont'd.**

Income Taxes – cont'd.

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2011, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements. Generally, the tax years before 2008 are no longer subject to examination by federal, state or local taxing authorities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **REGULATORY REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. The Rule provides that minimum net capital shall exceed the greater of $5,000 or 12.5% of aggregated indebtedness and that aggregate indebtedness shall not exceed 8 times "net capital" as these terms are defined by the Rule. As of December 31, 2011, net capital was $425,393 which exceeds the capital requirements of $5,000 by $420,393. The Company had no aggregate indebtedness at year end. As of December 31, 2011, the Company is in compliance with these rules.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. At the discretion of management, certain personnel expenses are charged to the Company. During the year ended December 31, 2011, personnel costs totaling approximately $993,751 were charged to the Company.

The Parent is obligated to pay all indirect expenses of the Company. The Company maintains an intercompany balance with the Parent and is responsible for settling all liabilities to the Parent for the Company's portion of such costs. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company maintains an operating cash account from which all direct expenses of the Company are paid.

At December 31, 2011, the Company was owed $305,555 for reimbursement of various shared services. The receivable is reported as "Due from Affiliate" in the Company's statement of financial condition and is expected to be repaid in full in 2012.

4. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to December 31, 2011 through February 27, 2012, the date these financial statements were available to be issued. Based on the definitions and requirements of generally accepted accounting principles, management has not identified any events that have occurred subsequent to December 31, 2011 and through February 27, 2012, that require recognition or disclosure in the financial statements.


SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Stout Causey Capital Corporation

We have audited the accompanying financial statements of Stout Causey Capital Corporation as of and for the year ended December 31, 2011, and our report thereon dated February 27, 2012, which expressed an unqualified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Smith Elliott Kearns & Company, LLC

February 27, 2012
Hagerstown, Maryland

Stout Causey Capital Corporation

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 For the Year Ended December 31, 2011

Net Capital		
Total Capital Funds	$	890,458
Deductions		
Non-allowable receivables		(465,065)
Net Capital	$	425,393
Minimum Net Capital		5,000
Excess Net Capital	$	420,393
Total Aggregate Indebtedness	$	-
Ratio of Aggregate Indebtedness to Net Capital (maximum 8.00)		-

Stout Causey Capital Corporation
Schedule II – Reconciliation Between Audited and Unaudited Statements of Financial Condition
For the Year Ended December 31, 2011

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2011.

Stout Causey Capital Corporation
Schedule III – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2011

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to (k)(2)(i).

Stout Causey Capital Corporation
Schedule IV– Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions
For the Year Ended December 31, 2011

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to (k)(2)(i).


SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2011

To the Board of Directors of
Stout Causey Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Stout Causey Capital Corporation (a Maryland Corporation) (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding secruities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Elliott Kearns & Company, LLC

February 27, 2012
Hagerstown, Maryland